# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pagaya Technologies Ltd., CIK 0001883085
CUSIP: M7S64L123
Title of class of securities: Class A Ordinary Shares, no par value per share
Address of issuer's principal executive offices: Azrieli Sarona Bldg, 54th Floor,, 121 Menachem Begin Rd.,, Tel Aviv-Yafo, Israel (L3), 6701203
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001965208

## Reporting persons
- Viola Ventures IV (A) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 3,572,554; shared voting power 0; sole dispositive power 3,572,554; shared dispositive power 0; aggregate amount beneficially owned 3,572,554 (5.9% of the class)
- Viola Ventures IV (B) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 3,732,628; shared voting power 0; sole dispositive power 3,732,628; shared dispositive power 0; aggregate amount beneficially owned 3,732,628 (6.1% of the class)
- Viola Ventures IV Principals Fund L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 205,666; shared voting power 0; sole dispositive power 205,666; shared dispositive power 0; aggregate amount beneficially owned 205,666 (0.3% of the class)
- Viola Ventures IV CEO Program L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 55,060; shared voting power 0; sole dispositive power 55,060; shared dispositive power 0; aggregate amount beneficially owned 55,060 (0.1% of the class)
- Viola 4 P, Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); sole voting power 609,868; shared voting power 0; sole dispositive power 609,868; shared dispositive power 0; aggregate amount beneficially owned 609,868 (1% of the class)
- Viola Ventures 4 L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 8,175,776; sole dispositive power 0; shared dispositive power 8,175,776; aggregate amount beneficially owned 8,175,776 (13.4% of the class)
- Viola Ventures 4 Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 8,175,776; sole dispositive power 0; shared dispositive power 8,175,776; aggregate amount beneficially owned 8,175,776 (13.4% of the class)
- Viola Ventures V.C. Management 4 Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 8,175,776; sole dispositive power 0; shared dispositive power 8,175,776; aggregate amount beneficially owned 8,175,776 (13.4% of the class)
- Avi Zeevi: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 209,955; shared voting power 8,175,776; sole dispositive power 182,889; shared dispositive power 8,175,776; aggregate amount beneficially owned 8,385,731 (13.7% of the class)
- Harel Beit-On: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 8,175,776; sole dispositive power 0; shared dispositive power 8,175,776; aggregate amount beneficially owned 8,175,776 (13.4% of the class)
- Shlomo Dovrat: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 8,175,776; sole dispositive power 0; shared dispositive power 8,175,776; aggregate amount beneficially owned 8,175,776 (13.4% of the class)

## Item 1. Issuer
Name of issuer: Pagaya Technologies Ltd.
Address of issuer's principal executive offices: Azrieli Sarona Bldg, 54th Floor, 121 Menachem Begin Rd., Tel Aviv-Yafo 6701203, Israel.

## Item 2. Person Filing
Name of person filing:
The following entities and individuals, listed in (i)-(xi) below, who are filing this Amendment No. 2 (this "Amendment No. 2") to the Statement of Beneficial Ownership on Schedule 13G filed on February 14, 2023 (the "Statement"), as amended by Amendment No. 1 thereto filed on February 8, 2024 ("Amendment No. 1"), are referred to herein collectively as the "Reporting Persons". The five entities listed in (i)-(v) below, which directly hold the vast majority of the equity securities reported in this Amendment No. 2, are referred to herein collectively as the "Reporting Holders", and the three individuals whose names appear in (ix)-(xi) below, collectively, as the "Reporting Individuals":

(i) Viola Ventures IV (A) L.P. ("Viola IV (A)")
(ii) Viola Ventures IV (B) L.P. ("Viola IV (B)")
(iii Viola Ventures IV Principals Fund L.P. ("Viola IV Principals")
(iv) Viola Ventures IV CEO Program L.P. ("Viola IV CEO")
(v) Viola 4 P, Limited Partnership ("Viola 4 P")
(vi) Viola Ventures 4 L.P. ("Viola 4 GP")
(vii) Viola Ventures 4 Ltd. ("Viola 4 GP GP")
(viii) Viola Ventures V.C. Management 4 Ltd. ("Viola 4 Investment Management")
(ix) Avi Zeevi
(x) Harel Beit-On
(xi) Shlomo Dovrat

Viola IV (A), Viola IV (B), Viola IV Principals, Viola IV CEO and Viola 4 P (i.e., the Reporting Holders) directly hold the vast majority of the Class A ordinary shares (as defined in Item 2(d) below) of the Issuer that are reported in this Amendment No. 2, consisting of 3,572,554, 3,732,628, 205,666, 55,060 and 609,868 Class A ordinary shares, respectively, which total 8,175,776 Class A ordinary shares in the aggregate held by the Reporting Holders.

Viola 4 GP serves as the sole general partner for each of the Reporting Holders and may therefore be deemed to share beneficial ownership of the Class A ordinary shares held by the Reporting Holders.

Viola 4 GP GP serves as the sole general partner of Viola 4 GP and may therefore be deemed to share beneficial ownership of the Class A ordinary shares beneficially owned by Viola 4 GP (and held by the Reporting Holders).

Viola 4 Investment Management holds 100% of the issued and outstanding shares of Viola 4 GP GP and may therefore be deemed to share beneficial ownership of all of the Class A ordinary shares beneficially owned by Viola 4 GP GP (and held by the Reporting Holders).

The Reporting Individuals indirectly collectively with one another are the controlling shareholders of Viola 4 Investment Management and, therefore, may be deemed to possess ultimate shared voting and dispositive authority with respect to all Class A ordinary shares of the Issuer beneficially owned by Viola 4 Investment Management (and held by the Reporting Holders).

Avi Zeevi beneficially owns (in addition to his ownership as a Reporting Individual, as described in the preceding paragraph), with sole voting power-- (a) personally, 30,000 Class A ordinary shares, and (b) via A. Zeevi Management Services Ltd., a company that is controlled by him (the "Zeevi holding company")-- 179,955 Class A ordinary shares, consisting of: (i) 17,562 Class A ordinary shares, (ii) 135,327 Class A ordinary shares underlying vested options that have been granted by the Issuer to him, and (iii) 27,066 Class A ordinary shares underlying options that are subject to performance-based vesting and that may be exercised (once vested) for restricted Class A ordinary shares. Of the foregoing 179,955 Class A ordinary shares held through the Zeevi holding company, Mr. Zeevi (through the Zeevi holding company) possesses sole dispositive power with respect to 152,889 of such Class A ordinary shares.

Mr. Zeevi may also, in the future, gain the following types of beneficial ownership over additional Class A ordinary shares that are currently partly or fully excluded from his beneficial ownership reported in this Amendment No. 2):

(a) dispositive power over the 27,066 Class A ordinary shares underlying options granted by the Issuer to him (and held via the Zeevi holding company) that are exercisable within 60 days of December 31, 2024 but as to which he does not currently have to right to sell until/unless certain performance conditions are met; and

(b) voting and/or dispositive power over an additional 39,772 Class A ordinary shares that underlie options and RSUs that have been granted by the Issuer to him (and would be held via the Zeevi holding company) and which are subject to performance-based and/or time-based vesting, but are not exercisable within 60 days of December 31, 2024.
Address of principal business office or, if none, residence: c/o Viola Growth, Ackerstein Towers, Building D, 12 Abba Eban Avenue, Herzliya 4672530, Israel.
Citizenship:
The citizenship or state of organization, as applicable, of each Reporting Person is as follows:

(i) Viola IV (A)-- Cayman Islands
(ii) Viola IV (B)-- Cayman Islands
(iii) Viola IV Principals-- Cayman Islands
(iv) Viola IV CEO-- Cayman Islands
(v) Viola 4 P-- Israel
(vi) Viola 4 GP-- Cayman Islands
(vii) Viola 4 GP GP-- Cayman Islands
(viii) Viola 4 Investment Management-- Israel
(ix) Each Reporting Individual-- Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Amount beneficially owned: Please see row 9 of the cover pages of the respective Reporting Persons.
Percent of class:
Percent of class: Please see row 11 of the cover pages of the respective Reporting Persons. The percentages appearing in row 11 of the cover pages of the respective Reporting Persons are based on 61,003,320 Class A ordinary shares issued and outstanding as of October 31, 2024, as reported by the Issuer in its quarterly report on Form 10-Q filed with the SEC on November 12, 2024.

The percentage of class numbers appearing in row 11 of the cover pages of the respective Reporting Persons constitute the percentages of the outstanding Class A ordinary shares. Because the Issuer also has (as of October 31, 2024) 12,652,310 outstanding Class B ordinary shares, which are entitled to ten votes per share, and 5,000,000 outstanding Series A preferred shares, which are entitled to one vote per Class A ordinary share into which they are convertible (they are convertible on a one-for-one basis), and the outstanding Class A ordinary shares are entitled to one vote per share, the percentage of the outstanding voting power of the Issuer possessed by each Reporting Person is lower than what appears in row 11.
Sole power to vote or to direct the vote: Sole power to vote or to direct the vote: Please see row 5 of the cover pages of the respective Reporting Persons and the supplementary explanatory information provided in Item 2(a), all of which is incorporated by reference herein.
Shared power to vote or to direct the vote: Shared power to vote or to direct the vote: Please see row 6 of the cover pages of the respective Reporting Persons and the supplementary explanatory information provided in Item 2(a), all of which is incorporated by reference herein.
Sole power to dispose or to direct the disposition: Sole power to dispose or to direct the disposition of: Please see row 7 of the cover pages of the respective Reporting Persons and the supplementary explanatory information provided in Item 2(a), all of which is incorporated by reference herein.
Shared power to dispose or to direct the disposition: Shared power to dispose or to direct the disposition of: Please see row 8 of the cover pages of the respective Reporting Persons and the supplementary explanatory information provided in Item 2(a), all of which is incorporated by reference herein .

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The limited partners of each of the Reporting Holders have the right to receive dividends from, and the proceeds from the sale of the Class A ordinary shares held by the Reporting Holders.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 - Joint Filing Agreement pursuant to Rule 13d-1(k)(1)- incorporated by reference to Exhibit 1 to the Statement

## Signatures
- Viola Ventures IV (A) L.P.: /s/ Avi Zeevi, Avi Zeevi (02/13/2025)
- Viola Ventures IV (A) L.P.: /s/ Yitzhak Avidor, Yitzhak Avidor (02/13/2025)
- Viola Ventures IV (B) L.P.: /s/ Avi Zeevi, Avi Zeevi (02/13/2025)
- Viola Ventures IV (B) L.P.: /s/ Yitzhak Avidor, Yitzhak Avidor (02/13/2025)
- Viola Ventures IV Principals Fund L.P.: /s/ Avi Zeevi, Avi Zeevi (02/13/2025)
- Viola Ventures IV Principals Fund L.P.: /s/ Yitzhak Avidor, Yitzhak Avidor (02/13/2025)
- Viola Ventures IV CEO Program L.P.: /s/ Avi Zeevi, Avi Zeevi (02/13/2025)
- Viola Ventures IV CEO Program L.P.: /s/ Yitzhak Avidor, Yitzhak Avidor (02/13/2025)
- Viola 4 P, Limited Partnership: /s/ Avi Zeevi, Avi Zeevi (02/13/2025)
- Viola 4 P, Limited Partnership: /s/ Yitzhak Avidor, Yitzhak Avidor (02/13/2025)
- Viola Ventures 4 L.P.: /s/ Avi Zeevi, Avi Zeevi (02/13/2025)
- Viola Ventures 4 L.P.: /s/ Yitzhak Avidor, Yitzhak Avidor (02/13/2025)
- Viola Ventures 4 Ltd.: /s/ Avi Zeevi, Avi Zeevi (02/13/2025)
- Viola Ventures 4 Ltd.: /s/ Yitzhak Avidor, Yitzhak Avidor (02/13/2025)
- Viola Ventures V.C. Management 4 Ltd.: /s/ Avi Zeevi, Avi Zeevi (02/13/2025)
- Viola Ventures V.C. Management 4 Ltd.: /s/ Yitzhak Avidor, Yitzhak Avidor (02/13/2025)
- Avi Zeevi: /s/ Avi Zeevi, AVI ZEEVI (02/13/2025)
- Harel Beit-On: /s/ Harel Beit-On, HAREL BEIT-ON (02/13/2025)
- Shlomo Dovrat: /s/ Shlomo Dovrat, SHLOMO DOVRAT (02/13/2025)